EXHIBIT 21.1

Subsidiary	Jurisdiction of Incorporation

Ocean Power Technologies Ltd	United Kingdom
Oregon Wave Energy Partners I, LLC	Delaware
Victorian Wave Partners Pty Ltd	Australia
3Dent Technology, LLC	Texas
Marine Advanced Robotics, Inc.	California